Exhibit 12

Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	2015	2014	2013	2012	2011
Income before equity in income of unconsolidated joint ventures	$146,423	$132,433	$75,208	$61,848	$40,009
Combined fixed charges and preferred stock dividends	114,957	121,569	127,802	138,605	116,113
Earnings	$261,380	$254,002	$203,010	$200,453	$156,122

Interest incurred	$101,777	$107,866	$113,566	$118,596	$96,076
Amortization of deferred financing costs and other	3,954	4,429	4,956	5,396	3,413
Perpetual Preferred OP unit Distributions	—	—	—	—	2,801
Preferred stock dividends	9,226	9,274	9,280	14,613	13,823
Combined fixed charges and preferred stock dividends	$114,957	$121,569	$127,802	$138,605	$116,113
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.27	2.09	1.59	1.45	1.34